UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Changes in Registrant's Auditor

On June 3, 2021, Mr. Ningfang Liang submitted his letter of resignation from his position as the independent director of the Registrant, effective immediately. Mr. Liang was also the chair and the financial expert of the audit committee, and a member of the nominating committee and compensation committee of the Registrant. Mr. Liang confirmed that his resignation is purely personal and is not involved any disagreement with the Registrant.

Ms. Yefang Zhang, Chief Executive Officer of the Registrant, stated, “We would like to thank Mr. Liang for his service. He has been an effective and influential member of the Registrant’s Board. We wish her well in her future endeavors.”

On June 3, 2021, the Registrant’s Board of Directors appointed Qinyi Fu to serve as an independent member of the Board of Directors to fill the vacant seat resulting from Mr. Ningfang Liang’s resignation, and to serve as the chair and the financial expert of the Registrant’s audit committee, a member of the nominating committee and compensation committee, effective as of June 3, 2021.

Mr. Fu is a PRC Certified Public Accountant. He has been a partner at Da Hua Certified Public Accountants since June 2018. Prior to joining Da Hua Certified Public Accountants, he was a partner at Ruihua Certified Public Accountants from December 2015 to May 2018, a manager in Deloitte China Certified Public Accountants from January 2012 to December 2015, and an auditor in Ernst & Young China Certified Public Accountants from September 2010 to January 2012. Since October 2018, Mr. Fu has been an independent director at Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT) and a member of its audit committee. Mr. Fu received his bachelor’s degree in international economics and trade in July 2007 and his master’s degree in international economics in July 2010, both from Xiamen University.

Changes in Registrant's Certifying Accountant

On June 4, 2021, the Registrant’s Audit Committee and Board of Directors approved the appointment of YCM CPA Inc. for the fiscal year ending September 30, 2021 and the dismissal of Friedman LLP, both effective upon the completion of Friedman LLP’s review of the Registrant’s interim consolidated financial results as of and for the six months ended March 31, 2021 to be included in the filing of the related Form 6-K.

During the Registrant’s most recent two fiscal years ended September 30, 2020 and 2019 through June 3, 2021, there were no disagreements between the Registrant and Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant's consolidated financial statements for such periods. In addition, Friedman LLP’s reports on the financial statements as of and for the years ended September 30, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant’s years ended September 30, 2020 and 2019 through June 3, 2021, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended September 30, 2020 and 2019 and any subsequent interim period prior to engaging YCM CPA Inc., neither the Registrant nor anyone on its behalf consulted YCM CPA Inc. regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that YCM CPA Inc. concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Registrant has requested that Friedman LLP furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Friedman LLP’s letter, is furnished as Exhibit 99.1 to this Form 6-K.

Exhibits

Exhibit 99.1	Letter from Friedman LLP dated June 4, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: June 4, 2021